                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934


                             MCLEODUSA INCORPORATED
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   582266-10-2
                                 (CUSIP Number)

                          John A. Rasmussen, Jr., Esq.
                       MidAmerican Energy Holdings Company
                    Senior Vice President and General Counsel
                                666 Grand Avenue
                                  P.O. Box 657
                            Des Moines, IA 50303-0657
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

           Dennis H. Melstad                              Peter J. Hanlon
   370 West Anchor Drive, Suite 300                   Willkie Farr & Gallagher
        Dakota Dunes, SD 57049                           787 Seventh Avenue
            (605) 232-5928                            New York, New York 10019
                                                            (212) 728-8000

                                 March 12, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [__]



                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 9



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                                  SCHEDULE 13D

------------------------------------                           -----------------
CUSIP No.   582266-10-2                                        Page 2 of 9 Pages
------------------------------------                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MidAmerican Energy Holdings Company              I.D. #94-2213782
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                6,741,116
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH       -------- -------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                6,741,116
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,741,116
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Schedule 13D is filed on behalf of MidAmerican Energy Holdings Company, an Iowa corporation (the "Reporting Person"), to reflect certain events which occurred on March 12, 1999, as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.

                  This statement on Schedule 13D/A relates to the Class A Common Stock, $.01 par value per share ("Class A Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 2.  Identity and Background.

                  (a), (b) and (c) This amendment is being filed by the Reporting Person as a result of its indirect acquisition, on March 12, 1999, of MHC Investment Company, a South Dakota corporation ("MHC"), which is the direct owner of the shares of Class A Common Stock previously reported by MHC and its predecessor on this Schedule 13D. The principal business of the Reporting Person is the generation, distribution and supply of electricity, as well as the distribution and supply of gas, through subsidiaries, to utilities, government entities, retail customers and other customers located throughout the world. The principal office of the Reporting Person is 666 Grand Avenue, P.O. Box 657, Des Moines, IA 50303-0657.

                  The names and principal occupations of the directors and executive officers of the Reporting Person are set forth in Schedule I hereto, which is incorporated by reference herein. The business address of all of such persons is c/o MidAmerican Energy Holdings Company, 666 Grand Avenue, P.O. Box 657, Des Moines, IA 50303-0657.

                  (d) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Abel and McArthur are citizens of Canada. Messrs. Connor, Youngs, Morris and Trotter are citizens of the United Kingdom. All other individuals with respect to whom information is provided in response to this Item are citizens of the United States of America.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  As noted above, the Reporting Person acquired its shares of Class A Common Stock in connection with its indirect acquisition of MHC through the Reporting Person's acquisition of


                               Page 3 of 9 Pages
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MHC's indirect parent. This acquisition was consummated on March 12, 1999. All prior acquisitions of such shares of Class A Common Stock by MHC and its predecessor are described in the previous filings of this Schedule 13D.

Item 4.  Purpose of Transaction.

                  MHC acquired its shares of Class A Common Stock for investment purposes. On April 23, 1999, the Issuer filed a shelf registration statement on Form S-3, as amended by Amendment No. 1 filed on April 26, 1999 (collectively, the "Pending McLeod Registration Statement"), with the Securities and Exchange Commission pursuant to which it is presently expected that all of the Reporting Person's 6,741,116 shares of Class A Common Stock will be sold in an underwritten public offering. It is presently expected that such sale will be consummated in May 1999. If the Reporting Person is unable to sell all of its shares of Class A Common Stock at a satisfactory price pursuant to the Pending McLeod Registration Statement, the Reporting Person presently intends to sell such shares from time to time, depending upon available prices, market conditions and other factors deemed relevant by its management, whether pursuant to a registration statement, Rule 144 under the Securities Act of 1933 or otherwise.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) The Reporting Person beneficially owns a total of 6,741,116 shares of Class A Common Stock, which represents approximately 9.1% of the shares of Class A Common Stock outstanding as of March 31, 1999. For this purpose, the number of outstanding shares is based on the 74,440,894 shares reported as outstanding as of March 31, 1999 in the Pending McLeod Registration Statement. The shares reported as beneficially owned include an aggregate total of 37,500 shares of Class A Common Stock that an officer and a former director, respectively, of the Reporting Person currently have the right to purchase pursuant to outstanding options and 42,188 shares of Class A Common Stock that such individuals hold of record. The Reporting Person has the power to direct the disposition of all such shares. The shares reported as beneficially owned do not include any of the 300,000 shares of Class A Common Stock which, as previously reported, MHC donated in May 1997 to the MidAmerican Energy Foundation, an Iowa not-for-profit corporation, as to which the Reporting Person disclaims beneficial ownership.

                  MHC, together with certain former shareholders of Consolidated Communications Inc., IES Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997, as amended as of September 19, 1997 (together, the "Stockholders' Agreement"), and, accordingly, had comprised a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, as described below, virtually all of the substantive provisions of the Stockholders' Agreement have expired or are otherwise no longer applicable to MHC. In particular, the provisions of the Stockholders' Agreement that required MHC to vote with the other parties on certain matters no longer apply to MHC, as it owns less than 10% of the capital stock of the Issuer. Collectively, insofar as is known to the Reporting Person, this group (together with M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership, who are reported to have recently entered into a separate stockholders agreement with all of the Principal Stockholders


                               Page 4 of 9 Pages
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other than the Reporting Person) beneficially owns a total of 37,798,148 shares of Class A Common Stock, which represents approximately 50.8% of such estimated number of shares of Class A Common Stock outstanding on March 31, 1999. Information concerning such new agreement and the holdings of the Principal Stockholders is based on the information contained in the Pending McLeod Registration Statement. Reference is made to such filing and/or the Schedule 13D filings or amendments thereto filed by the other Principal Stockholders for further information as to such other Principal Stockholders.

                  (c) There have been no transactions in the Class A Common Stock within the past 60 days by the Reporting Person.

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As noted in Item 5 above, MHC and each of the other Principal Stockholders and the Issuer have, with respect to the respective shares of capital stock of the Issuer owned by each such Principal Stockholder, previously entered into the Stockholders' Agreement.

                  The Stockholders' Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% of the outstanding capital stock of the Issuer (but in no event longer than three years after the effective date thereof), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Issuer at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Issuer one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Issuer); (iii) cause to be elected to the Board of Directors of the Issuer one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Issuer); (iv) cause Richard A. Lumpkin, a former CCI shareholder, to be elected to the Board of Directors of the Issuer (for so long as Mr. Lumpkin and the former CCI shareholders collectively own at least 10% of the outstanding capital stock of the Issuer); (v) cause to be elected to the Board of Directors of the Issuer three directors who are executive officers of the Issuer designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Issuer); and (vi) cause to be elected to the Board of Directors of the Issuer four non-employee directors nominated by the Board of Directors of the Issuer. As the Reporting Person no longer owns at least 10% of the outstanding capital stock of the Issuer, these provisions no longer apply to it.

                  The Stockholders' Agreement also provides that, for a period ending in June 1999 and subject to certain exceptions, MHC will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Issuer. Likewise, if the Issuer grants a party to the Stockholders' Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Issuer will grant each other party (treating the former CCI


                               Page 5 of 9 Pages
shareholders as a single party for this purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act.

                  The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement filed as an exhibit to this Schedule and incorporated herein by reference. The Reporting Person further understands that the other Principal Stockholders have recently entered into a new stockholders agreement which amends and/or supersedes some or all of the Stockholders' Agreement provisions described above in so far as they apply to such other Principal Stockholders. For details, see the Pending McLeod Registration Statement and/or the Schedule 13Ds or amendments thereto filed by such other persons.

                  As described in Item 4 above, the Issuer has recently filed a registration statement pursuant to which it is presently expected that the Reporting Person will sell all of the shares of Class A Common Stock beneficially owned by the Reporting Person in May 1999.

Item 7.  Material to be Filed as Exhibits.

                  Stockholders' Agreement, dated as of June 14, 1997, among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on
Schedule I of the Stockholders' Agreement. (Filed on July 24, 1997 as Exhibit
4.12 to the Issuer's Registration Statement on Form S-4, File No. 333-27647, and incorporated herein by reference).

                  Amendment No. 1 to Stockholders' Agreement, dated as of September 19, 1997, by and among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Revised Schedule I thereto. (Filed on November 14, 1997 as Exhibit 4.1 to the Issuer's Quarterly Report for the quarter ended September 30, 1997 on Form 10-Q, Commission File No. 0-20763, and incorporated herein by reference).




                               Page 6 of 9 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of the fourth day of May 1999.

                                          MIDAMERICAN ENERGY HOLDINGS COMPANY

                                          By: /s/ Patrick J. Goodman
                                             --------------------------
                                             Name:  Patrick J. Goodman
                                             Title: Senior Vice President and
                                                    Chief Financial Officer



                               Page 7 of 9 Pages
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                                                                      Schedule I

                   Executive Officers of the Reporting Person


                         Position with the Reporting Person/Principal
                         --------------------------------------------
Name                     Occupation
----                     ----------

David L. Sokol           Chairman of the Board and Chief Executive
                         Officer.

Gregory E. Abel          President and Chief Operating Officer.

Eric Connor              President and Chief Operating Officer,
                         Northern Electric, plc.

Robert S. Silberman      President and Chief Operating Officer, CE
                         Generation LLC.

Ronald W. Stepien        President and Chief Operating Officer,
                         MidAmerican Energy Company.

Patrick J. Goodman       Senior Vice President and Chief Financial Officer

Christopher F. Minor     Vice President and Chief Information Officer.

Keith D. Hartje          Senior Vice President and Chief Administration
                         Officer.

Brian K. Hankel          Vice President and Treasurer.

Steven A. McArthur       Senior Vice President, Mergers and
                         Acquisitions and Secretary.

John A. Rasmussen, Jr.   Senior Vice President and General Counsel.

Peter Youngs             Managing Director, Gas Exploration and
                         Development.



                               Page 8 of 9 Pages
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                        Directors of the Reporting Person

Name                     Principal Occupation
----                     --------------------

David L. Sokol           Chairman of the Board and Chief Executive
                         Officer of the Reporting Person.

Edgar D. Aronson         Director.  President of EDACO, Inc., a private
                         venture capital company.

Judith E. Ayres          Director.  Principal of The Environmental
                         Group, an environmental consulting firm in San
                         Francisco, California.

Terry E. Branstad        Director. Former Governor of the State of
                         Iowa.

Stanley J. Bright        Director. Retired Chairman, President and
                         Chief Executive Officer of MidAmerican Energy
                         Holdings Company.

Jack W. Eugster          Director.  Chairman, Chief Executive Officer
                         and President of Musicland Stores Corp.
                         (specialty retailer), Minneapolis, Minnesota.

Richard R. Jaros         Director.  Private Investor and former
                         President of the Reporting Person and Level(3)
                         Communications.

David R. Morris          Director.  Retired Chairman of Northern
                         Electric, plc.

Robert L. Peterson       Director. Chairman, Chief Executive Officer
                         and President of IBP inc. (meat processor), Dakota City, Nebraska.

Bernard W. Reznicek      Director.  President, Premier Enterprises and
                         National Director, Utility Marketing for
                         Central States Indemnity Co. of Omaha.

Walter Scott, Jr.        Director.  Chairman and President of Peter
                         Kiewit Sons', Inc.

John R. Shiner           Director.  Partner in the law firm of Morrison
                         & Foerster.

Neville G. Trotter       Director. Former member of Parliament.

David E. Wit             Director.  Chief Executive Officer of Logicat
                         Inc., a software development/publishing firm.





                               Page 9 of 9 Pages